Kara L. MacCullough

Tel 954.768.8255

April 21, 2023

Isaac Esquivel

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	SBA Communications Corporation

Form 10-K for fiscal year ended December 31, 2022

Filed March 1, 2023

Form 8-K filed February 21, 2023

File Nos. 001-16853

Dear Mr. Esquivel:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated April 10, 2023, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Form 10-K for fiscal year ended December 31, 2022

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Fair Value Measurements

Items Measured at Fair Value on a Nonrecurring Basis, page F-17

1.

We note your long-lived and intangible assets are measured at fair value on a nonrecurring basis using Level 3 inputs under a discounted cash flow model. In future periodic filings, please provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets or tell us why such disclosure is not required. Refer to ASC 820-10-50-2(bbb).

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www.gtlaw.com

Isaac Esquivel

Securities and Exchange Commission

Division of Corporation Finance

April 21, 2023

The Company respectfully acknowledges the Staff’s comment. We advise the Staff that the Company has limited the disclosures set forth under ASC 820-10-50-2(bbb) related to significant unobservable inputs used in connection with long-lived and intangible assets measured at fair value on a nonrecurring basis using Level 3 inputs under a discounted cash flow model. The Company disclosed qualitative information for long-lived and intangible assets about the significant unobservable inputs underlying the level 3 fair value measurements on page F-11 in Note 2 to the Consolidated Financial Statements of its 2022 Form 10-K. As discussed, the Company evaluates its tower assets and Current contract intangibles at the tower level, which is the lowest level for which identifiable cash flows exists. Each tower asset is unique with varying inputs. Each of the over 30,000 individual tower assets that the Company owns are individually immaterial and the Company does not apply any material input on the aggregate basis to the tower portfolio. For these reasons, the Company determined the disclosures under ASC 820-10-50-2bbb were immaterial and could be confusing without any material benefit to the users of the financial statements. However, in acknowledgement of the Staff’s comments the Company intends to include the following revised disclosure to provide further clarity to the users of the financial statements in future filings:

AS REVISED

Items Measured at Fair Value on a Nonrecurring Basis – The Company estimates the fair value of assets subject to impairment using a discounted cash flow (“DCF”) (Level 3 input) analysis. Determining fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, discount rates and relevant comparable earnings and trading multiples. The cash flows employed in the DCF analysis are based on estimates of future revenues, earnings and cash flows after considering factors such as tower location demographics, timing of additions of new tenants, lease rates, rate and term of renewal, attrition, ongoing cash requirements, and market multiples. Each of the assumptions are applied based on the specific facts and circumstances of the identified asset at the lowest level of identifiable cash flows. The DCF analysis used an average discount rate ranging from 7.2%- 8.7%.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Isaac Esquivel

Securities and Exchange Commission

Division of Corporation Finance

April 21, 2023

Form 8-K filed February 21, 2023

Exhibit 99.1

Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), and AFFO per share, page 15

2.

We note your presentation of AFFO per share and the related forecasted guidance. In future earnings releases, please reconcile these non-GAAP financial measures from the most directly comparable measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division’s Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and confirms that in future earnings releases it will include a reconciliation of AFFO per share, historical and in related forecasted guidance, to Earnings Per Share (EPS) its most directly comparable measure.

In responding to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255 or Brian Lazarus, the Company’s principal accounting officer, at (561) 226-9595.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com